TAYLOR NELSON SOFRES

03 MAR 25 AM 7:21

BY DHL

03007762

21st March 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Schedule 11 – Notification of Interests of Directors and Connected Persons
2. 363s Annual Return - Taylor Nelson AGB Limited
3. 363s Annual Return – TNS Overseas Holdings (Zeta) Limited
4. 363s Annual Return – Scher International Limited
5. 363s Annual Return – GI Consulting Limited
6. Press Information dated 10th March 2003

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Yours faithfully

Judith George

Encl.

dlw 4/7

C.c. Zafar Aziz - Bank of New York (London)
Steven Kim - Bank of New York (US)

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060

FILE NO: 82-4668

(1)

03 MAR 25 AM 7:21

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 121510

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director Rémy SAUTTER
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest 2. above	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Rémy SAUTTER
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) Rémy SAUTTER	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary PURCHASE OF SHARES IN TAYLOR NELSON SOFRES plc

7. Number of shares/amount of stock acquired 5,000 shares	8. Percentage of issued class 0.0013%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security ORDINARY SHARES, 5 PENCE EACH	12. Price per share 106 PENCE	13. Date of transaction 11 MARCH 2003	14. Date company informed 12 MARCH 2003

15. Total holding following this notification 5,000 shares	16. Total percentage holding of issued class following this notification 0.0013%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 8967 4655

25. Name and signature of authorised company official responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196

Date of notification 12 MARCH 2003

FILE NO: 82-4668

Companies House

— for the record —

Company Name

TAYLOR NELSON AGB LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3510405

Information extracted from Companies House records on

25th January 2003

Section 1: Company details

Ref: 3510405/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

Company Number - 3510405

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ian John PORTAL ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Edward Frederick HOEFLING** **Address** **27 Newlyn Close** **Bricket Wood** **St. Albans** **Hertfordshire** **AL2 3UP** **Date of birth 17/07/1952** **Nationality British** **Occupation Treasurer**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Edward Frederick HOEFLING ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 3510405

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Paul Simon Kent WRIGHT**	Name ____________
	Address **29 Turney Road** **Dulwich** **London** **SE21 7JA**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ____ ___
	Date of birth **02/12/1957**	Date of birth __ / __ / ____
	Nationality **British**	Nationality ____________
Particulars of a new Director must be notified on form 288.	**Occupation** **Solicitor**	Occupation ____________
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Company Number - 3510405

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share __________
	Nominal value of each share **£1.00**	Nominal value of each share __________
	Number of shares issued **1**	Number of shares issued __________
	Aggregate Nominal Value of issued shares **£1.00**	Aggregate Nominal Value of issued shares __________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **1**	Total number of shares issued __________
	Total Nominal value of shares issued **£1.00**	Total Nominal value of shares issued __________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3510405

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES GROUP LTD	NAME CHANGE WEF 09/2002 Name TNS UK LIMITED	
Address West Gate London W5 1UA	Address C/O TAYLOR NELSON SOFRES plc WESTGATE LONDON UK Postcode W5 1UA	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Ordinary *Number* 1	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____

Company Number - 3510405

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3510405

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 05/03/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***13/2/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **13th February 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address: C/O TNS plc, WESTGATE LONDON

DX number *if applicable*:

DX exchange:

Postcode: W5 1UA

Taylor Nelson Sofres plc

Westgate London W5 1UA

The Royal Bank of Scotland plc 16-04-00

Corporate Banking Office PO Box 450 5-10 Great Tower Street London EC3P 3HX

Date	Pay only *
20/02/03	COMPANIES HOUSE

£ ******15.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	ONE	FIVE

For and on behalf of
Taylor Nelson Sofres plc - No. 1 A/C

A/c Payee Not Negotiable

Authorised Signatory

Authorised Signatory

⑈101193⑈ 16⑆04001⑆ 20064775⑈

TAYLOR NELSON SOFRES

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

5 March 2003

Dear Sir/Madam

Taylor Nelson AGB Limited registration number 3510405
No. of documents enclosed 4; Form 363s Annual Return, Cheque £15, copy of the letter and a pre-addressed envelop.

I enclose the annual return for the year ended 13 February 2003 for the above-named company together with a cheque for £15.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of the letter in enclosed stamped addressed above.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporate Fianance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States. **BY DHL**

Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

03 MAR 25 AM 7:21

VIA SWIFLY

17 March 2003

Dear Sir/Madam

Scher International Ltd registrerd no 2587875
Annual return for the period ended 1 March 2003

TNS Overseas Holdings (Zeta) Limited registered no. 4177804
Annual return for the period ended 12 March 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £30.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

f:\users\companysecretarial 030201\companies house\030317_let.doc

FILE NO: 82-4668

(3)

Companies House

— for the record —

Company Name

TNS OVERSEAS HOLDINGS (ZETA) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
4177804

Information extracted from Companies House records on
18th February 2003

Section 1: Company details

Ref: 4177804/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**A G B House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes*

Company Number - 4177804

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Edward Frederick HOEFLING** **Address** **27 Newlyn Close** **Bricket Wood** **St. Albans** **Hertfordshire** **AL2 3UP** **Date of birth** **17/07/1952** **Nationality** **British** **Occupation** **Corporate Treasurer**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David William PARRY** **Address** **63 Kestrel Way** **Watermead** **Aylesbury** **Buckinghamshire** **HP19 0GH** **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David William PARRY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Paul Simon Kent WRIGHT** **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA** **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Company Number - 4177804

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share __________
	Nominal value of each share **£1.00**	Nominal value of each share __________
	Number of shares issued **1,351**	Number of shares issued __________
	Aggregate Nominal Value of issued shares **£1,351.00**	Aggregate Nominal Value of issued shares __________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **1,351**	Total number of shares issued __________
	Total Nominal value of shares issued **£1,351.00**	Total Nominal value of shares issued __________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

any Number - 4177804

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SIFRES BV	Name ______	
Address Grote Bickerstraat 74, 1013 Ks Amsterdam, The Netherlands	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SIFRES BV
Shares held *Class* Ordinary, *Number* 1000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** TAYLOR NELSON SIFRES INTERNATIONAL LH	Name Taylor Nelson Sofres International Limited	
Address Westgate, London, W5 1VA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SIFRES INTERNATIONAL LH
Shares held *Class* Ordinary, *Number* 351	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 4177804

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			/
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

pany Number - 4177804

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 17/03/2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***12/3/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **12th March 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 02089 672230

Address: Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House
— for the record —

(4)

FILE NO: 82-4668

Company Name
SCHER INTERNATIONAL LTD

03 MAR 25

363s Annual Return

Company Type
Private Company Limited By Shares
Company Number
2587875
Information extracted from Companies House records on
8th February 2003

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 2587875/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address ______ ______ ______ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ______ ______ ______ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ______ ______ ______ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description**: **7487** **Other business activities**	**SIC CODE** / **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 2587875

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Executivechairman**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £0.01	Nominal value of each share
	Number of shares issued 50,000	Number of shares issued
	Aggregate Nominal Value of issued shares £500.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 50,000	Total number of shares issued
	Total Nominal value of shares issued £500.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2587875

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name GOOD HARVEST TRUST CORP LTD **Address** Po Box 811 Queens House Don Road St. Helier Jersey - Channel Islands JE4 0TH **Shares held** *Class* Ordinary *Number* 7593	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____ ____ ____	**Shares transferred by** GOOD HARVEST TRUST CORP LTD *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____
Shareholder Name Clive NICOLAOU **Address** 20 Chichester Avenue Ruislip Middlesex HA4 7EH **Shares held** *Class* Ordinary *Number* 4155	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____ ____ ____	**Shares transferred by** Clive NICOLAOU *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____
Shareholder Name Tracey Michelle Francesca SCHER **Address** 67 Gresham Gardens London NW11 8PA **Shares held** *Class* Ordinary *Number* 752	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____ ____ ____	**Shares transferred by** Tracey Michelle Francesca SCHER *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____

pany Number - 2587875 **Section 4: Details of Shareholders** (continued)

urrent details	Amended details	Shares transferred
Shareholder **Name** **TAYLOR NELSON SOFRES GROUP LTD**	Name TNS UK Limited Changed 5/9/2002	
Address **Westgate** **London** **W5 1UA**	Address UK Postcode	**Shares transferred by** **TAYLOR NELSON SOFRES GROUP LTD**
Shares held *Class* / *Number* **Ordinary** / **37500**	**Shares held** *Class* / *Number*	*Class* / *Number* / *Date of transfer*

Company Number - 2587875

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

any Number - 2587875

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 17 / 03 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *1/3/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st March 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 02089 672230

Address: Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____

Postcode: W5 1UA

FILE NO: 82-4668

Companies House
— for the record —

Company Name
GI CONSULTING LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3318133

Information extracted from Companies House records on
25th January 2003

Section 1: Company details

Ref: 3318133/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	C/O Taylor Nelson Sofres Plc West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes*	**SIC Code** / **Description** 7487 / Other business activities	**SIC CODE** / **Description**

Company Number - 3318133

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Meril JAMES **Address** 25 Coborn Road Bow London E3 2DA	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Meril JAMES ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Company Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3318133

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Carlos PRIETO **Address** Cedaceros 10 Madrid Spain 28014 **Date of birth** 01/09/1955 **Nationality** Spanish **Occupation** Entrepeneur	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Carlos PRIETO ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Eamonn WILLIAMS **Address** 13 Hermitage Drive Rathfarnham Dublin 16 Ireland **Date of birth** 26/11/1950 **Nationality** Irish **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Eamonn WILLIAMS ceased to be director (if applicable) __ / __ / ____

Company Number - 3318133

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY EQUIVALENT TO $US1

Number of shares issued: 60

Aggregate Nominal Value of issued shares: 60 @ $US 1 EACH

Class of Share: ORDINARY

Number of shares issued: 2

Aggregate Nominal Value of issued shares: 2 @ £1 EACH

Class of Share:

Number of shares issued:

Aggregate Nominal Value of issued shares:

Class of Share:

Number of shares issued:

Aggregate Nominal Value of issued shares:

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 60 @ US$ 1 EACH 2 @ £1 EACH

Aggregate Nominal Value of issued shares: $US 60 AND £UK 2.

ist of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 13/02/2002

REMEMBER:

Changes *to shareholder particulars or details of shares transferred to be* ***completed each year***

A full list of shareholders is required with the first and every third Annual Return thereafter

List shareholders in alphabetical order or provide an index

List joint shareholders consecutively

Company Number - 3318133

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 3318133

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3318133

Companies House — for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 11 / 03 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***13/2/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **13th February 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name JUDITH GEORGE

Telephone number *inc code* 020 8967 4655

Address
C/O TNS plc
WESTGATE
LONDON W5 1UA

DX number *if applicable*

DX exchange

Postcode

REGISTER OF MEMBERS
GI CONSULTING - registered no: 3318133

NAME	ADDRESS	No. of shares	value given by shareholders USD $
Instituto Gallup de la Argentina	Cordoba 883, 12th Floor, 1054 Buenos Aires, Argentina	2	20,000
DIMARSO	Ave Rogierlaan 240, 1030 Brussels, Belgium	2	20.000
BBSS (address change)	18 Graf Ignatiev St. 1000 Sofia, Bulgaria	2	20,000
Gallup A/S	Masnedogade 22-26, 2100 Copenhagen, Denmark	2	20,000
Suomen Gallup Oy	Post Box 500, FIN-02100 Espoo, Finland	2	20,000
EMNID	Steighorster Str. 86-90, 33605 Bielefeld Germany	2	20,000
Gallup Iceland	Smiojuvegur 72, IS-200 Kopavogur	2	20,000
Irish Marketing Surveys Ltd	20-21 Upper Pembroke St, Dublin 2, Ireland	2	20,000
DOXA	Via B Panizza 7, 210044 Milan, Italy	2	20,000
Nippon Research Center	Shuwa-Saksurabashi Bidg, 4-5-4 Hatchobori, Chuo-ku, Tokyo 104, Japan	2	20,000 **(+ 20,000 loan)**
Gallup Korea	208 Sajik-dong, Chongro-ku, Seoul, Korea	2	20,000
Baltic Data House	5-7 Akas St, Riga LV 1011, Latvia	2	20,000
NIPO BV	P O Box 247, 1000 AE Amsterdam, Netherlands	4	40,000
Norsk Gallup Institutt AS	P O Box 9016, Gronland, 0133 OSLO, Norway	2	20,000
Gallup Pakistan	H-45 Street 52, Islambad, Pakistan	2	20,000
ROMIR address change	**Prospect Mira 72, floor 6 129110 Moscow, Russia**	2	20,000
Markinor	P O Box 56213, Pinegowrie 2123, South Africa	2	20,000
Quota/Union (SIGMA DOS)	Flora 1-2, bajo Izquierda, 28013, Madrid, Spain	10	100,000
SIFO AB? **Query here – SIFO sold**	Box 70408, S-1077 25 Stockholm, Sweden	2	20,000
Piar Araştırma A.Ş	Gazeteciler Mahallesi, 23, Temmuz Metdani No 8, Estentepe, 80300 Istanbul, Turkey	2	20,000
Taylor Nelson Sofres plc	44-46 Upper High Street, Epsom, Surrey KT17 4QS	10	100,000
	Sub total shares (value USD $1 each)	**60**	**600,000**

f:\users\companysecretarial\subsidiary_general\gic_memb_jan2003.doc

NOTE: TNS COMPANIES HIGHLIGHTED IN RED

NAME	ADDRESS	No. of shares	NO. OF SHARES value UK£
Gallup International Association`	25 Coborn Road, London E3 2DA	2	2
	Sub total shares (value UK £1 each)	**2**	**2**

as at January 2003

f:\users\companysecretarial\subsidiary_general\gic_memb_jan2003.doc

NOTE: TNS COMPANIES HIGHLIGHTED IN RED

Taylor Nelson Sofres plc

Westgate London W5 1UA

The Royal Bank of Scotland plc

Corporate Banking Office PO Box 450 5-10 Great Tower Street London EC3P 3HX

16-04

Custom Forms/DG 9521 3/2000 96026

Date 28/02/03

Pay only *

COMPANIES HOUSE

£ ******15.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	ONE	FIVE

A/c Payee
Not Negotiable

For and on behalf of
Taylor Nelson Sofres plc - No. 1 A/C

Authorised Signatory

Authorised Signatory

⑈101346⑈ 16⑉0400⑆ 20064775⑈

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

11 March 2003

Dear Sir/Madam

G I Consulting Limited registered no. 3318133
Annual return for the period ended 13 February 2003

I enclose duly completed and signed form 363s annual return for the above-named company together with a cheque for £15.00 being the filing fees due

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

f:\users\companysecretarial 030201\companies house\030311_let.doc

FILE NO: 82-4668

Westgate
London
W5 1UA
United Kingdom

t +44 (0) 20 8967 0007
f +44 (0) 20 8967 4060
e enquiries@tns-global.com
www.tns-global.com

Press information

Taylor Nelson Sofres plc

For release at 07.00

10 March 2003

TNS moves ahead to No 3 in world

Highlights for the year ended 31 December 2002

Business performance	***2002***	***2001***	***Change***
Turnover including joint ventures	£618.9m	£582.7m	6.2%
Operating profit*	£59.8m	£55.2m	8.3%
Operating margin*	9.7%	9.5%	
Profit before tax*	£48.8m	£43.5m	12.2%
Adjusted earnings per share*	8.6p	8.0p	7.5%
Total dividend per share	2.6p	2.4p	8.3%

** including joint ventures and before goodwill charges*

Statutory results	***2002***	***2001***	***Change***
Turnover excluding joint ventures	£603.2m	£575.1m	4.9%
Operating profit before joint ventures and associates	£38.3m	£40.5m	(5.4)%
Profit before tax	£28.6m	£29.6m	(3.4)%
Basic earnings per share	3.3p	4.3p	(23.3)%

Chief Executive, Mike Kirkham, said:

"In a year when our clients' marketing budgets were under severe pressure, TNS increased both profit before goodwill and turnover, to become the world's third largest market information company in terms of revenue. I believe this is a creditable performance and indicates that our strategy will deliver longer-term returns for our shareholders.

"TNS will maintain its focus on initiatives that allow the group to derive the maximum benefit from its global network, sector spread and mix of continuous/syndicated and customised activities, which we believe to be unique within our industry. We will continue to invest in developments that position the group at the forefront of the industry and that should drive organic growth.

"We are targeting an operating margin in excess of 10 per cent in 2003, as we benefit from the actions taken in 2002, together with an ongoing focus on cost control and progress in business mix. With the current political and economic uncertainty, it is difficult to predict the group's outlook for the year as a whole. January saw a steady start to the year, with total committed orders ahead of 2002."

On 10 March, all enquiries to +44 (0)20 7638 9571

Thereafter:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
David Lowden, Finance Director	+44 (0)20 8967 4009
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tnsofres.com

A webcast of the results presentation made to analysts will be available on the Investor Centre of the group's website, at www.tns-global.com, from 14.00 on Monday 10 March 2003.

Note to editors

About TNS

TNS is one of the world's leading market information groups, providing market measurement, analysis and insight in more than 110 countries. Working with national and multi-national organisations, we help our clients to develop effective business strategies and enhance relationships with their customers. Further information on TNS can be found on www.tns-global.com

Pictures of management are available for the media to access and download from VisualMedia Online at www.vismedia.co.uk

PRELIMINARY RESULTS

Taylor Nelson Sofres plc (TNS), a world leader in market information, today announces its preliminary results for the year ended 31 December 2002. Commentary is given on results before goodwill charges, as this is the primary basis on which the business is managed. Commentary is also given on statutory numbers.

Turnover

During 2002, the group's reported turnover including joint ventures increased by 6.2 per cent to £618.9 million (2001 £582.7 million). This includes acquisitions made during the year to strengthen the group's position in the US market and Media Intelligence sector and reinforce its online research capabilities, as well as to extend its operations into Sweden and Greece. Underlying growth, excluding the effect of currency, acquisitions and operations discontinued during the year, was 0.5 per cent. Turnover excluding joint ventures was £603.2 million (2001 £575.1 million).

Operating profit and margin

Operating profit including joint ventures and before goodwill charges was up 8.3 per cent to £59.8 million (2001 £55.2 million). During the year, the group continued to focus on cost control and reviewed the viability of both lower-margin contracts and lower-performing businesses. The latter led to the closure of certain operations, the cost of which held back the degree of margin growth for the year. However the other actions taken, together with progressing the business mix to 50 per cent syndicated/continuous and 50 per cent ad hoc customised, contributed to an improvement in operating margin before goodwill charges to 9.7 per cent (2001 9.5 per cent). Group operating profit before joint ventures and after goodwill charges fell by 5.4 per cent to £38.3 million (2001 £40.5 million).

Profit before tax

Profit before tax and goodwill charges grew by 12.2 per cent to £48.8 million (2001 £43.5 million). Goodwill charges of £20.2 million (2001 £13.9 million) comprise amortisation of £13.9 million (2001 £9.0 million) and impairments of £6.3 million (2001 £4.9 million). Given the ongoing uncertainty over the section of the US telecoms market in which Indetec operates, the goodwill carrying value of £4.3m has been written off. The balance of the impairment relates to Tellex, reflecting the current difficult trading environment for media intelligence companies in the UK. Profit before tax and after goodwill charges decreased by 3.4 per cent to £28.6 million (£29.6 million).

Earnings and dividend per share

Adjusted earnings per share before goodwill charges were 8.6p, an increase of 7.5 per cent (2001 8.0p). Basic earnings per share fell by 23.3 per cent to 3.3p (2001 4.3p). The board is recommending a final dividend of 1.7p per share (2001 1.6p), giving an 8.3 per cent increase in the total dividend for the year of 2.6p (2001 2.4p).

Interest

The net interest charge was £10.5 million (2001 £10.8 million), reflecting improved treasury management during the course of the year, together with lower interest rate levels. Interest cover against EBITDA was 7.6x (2001 6.9x). The additional finance charge of £0.7 million (2001 £0.9 million) represents the amortisation of bank facility arrangement fees of £0.3 million (2001 £0.3 million), together with notional interest relating to deferred consideration on acquisitions of £0.4 million (2001 £0.6 million). Notional interest is not a cash item but is recognised in accordance with FRS7.

Effective tax rate

The group's effective tax rate before goodwill charges was 31.5 per cent (2001 30.5 per cent), with the rise primarily due to the greater level of profits generated from higher tax countries.

Commenting on the year's results and future strategy, Chief Executive Mike Kirkham said:

"In a year when our clients' marketing budgets were under severe pressure, TNS increased both profit before goodwill and turnover, to become the world's third largest market information company in terms of revenue. I believe this is a creditable performance and indicates that our strategy will deliver longer-term returns for our shareholders. In order to be in a position to deliver those returns when the markets in which we operate recover, we continued to invest in developments aligned with our strategic aims, while taking a rigorous approach to costs during the year.

Our markets

"When examining the operating environment for the year, it is helpful to split the market into its constituent parts. Syndicated business, such as consumer panels and television audience measurement services, together with continuous tracking contracts, maintained their growth. Media Intelligence, however, was affected by the poor advertising and public relations environment and, although our business was flat, we believe that the market for these services probably declined. On the customised ad hoc side, there were regional variations but the market became weaker as the year progressed and will not recover substantially until we see some economic recovery.

Growing fast in Asia Pacific

"The Asia Pacific region still accounts for a relatively small percentage of our turnover but the performance in 2002 illustrates our ability to push ahead in areas with the greatest growth potential. Over the past few years, we have been investing steadily in consumer panels in Asia and now offer pan-regional data. There is further potential to build up this business through the introduction of new products and services, many of which will be modelled on those already used by our European panels.

"We operate in 13 countries in the region but our largest business is now in China, where the group has established a strong and profitable position. The television audience measurement service, operated by our joint venture, monitors the viewing habits of more people than any other service in the world. During 2002, we increased to 16 the number of cities in which we run metered panels and we have 85 diary panels. At the same time, our Media Intelligence and Consumer Panel activities grew significantly, benefiting from the transfer of technology and products from other parts of the group. We are also introducing the TNS Sport monitoring service into China, ahead of the Beijing Olympics. Our concentration on one of the world's fastest-growing economies is a further example of how we are investing in the future of the group.

Focus on key account management

"An important development in the industry is the increased emphasis on key account management. This has enabled us to develop significant business with clients such as Motorola, McDonald's, AstraZeneca and Novartis. In each case, the depth of our global coverage, sector expertise and range of services have been important factors. The success of this approach is exemplified by our appointment as IBM's primary corporate research provider. Under this agreement, IBM will outsource its corporate headquarters market information needs to TNS. This includes customer commitment and global brand research covering over 85 countries and will use TNS branded solutions.

Responding to demand for increased analysis and understanding

"A further change in the market information industry, which benefits TNS, is the growing demand from clients for increasingly sophisticated analysis and solutions-based services. A recent contract win illustrates how we are able to meet this demand. In early 2003, in France, we developed an innovative system for advising clients on the optimum media selection for all their consumer communications. This approach combines expertise from various parts of our business and was instrumental in securing a major contract from Renault Nissan.

"This demand for analytical solutions also applies to television audience measurement (TAM), leading to the success of InfoSysTV, the group's integrated analysis system, which is now in use in 12 countries. Following its recent introduction into the UK, virtually all broadcasters, including the BBC, are now using the system as their primary analysis tool. We continue to invest in InfoSysTV and new modules will be introduced during 2003.

"One planned adaptation is to enable the system to analyse data from the Portable People Meter (PPM), the new approach to audience measurement that we are marketing in conjunction with its developer, Arbitron. TNS recently won a contract with two Belgian broadcasting companies to research both the listening and viewing habits of the Flemish community. This is the first commercial implementation of a PPM panel in the world, although we have been successfully using the technology within our TAM service in Singapore for the past two years. The ability to monitor both television and radio exposure with the same device opens up tremendous opportunities for insight into audience behaviour. We are about to start an extensive test of this system in Russia, where TNS already operates a TAM service.

Outlook

"In 2003, we expect our markets to progress along broadly similar lines to the previous year. Syndicated panel and continuous services should maintain steady growth, while Media Intelligence and customised ad hoc are dependent on the recovery in advertising/public relations and the economic environment respectively. Given these factors, we do not expect the overall market to achieve growth above the low single digit level.

"TNS will maintain its focus on initiatives that allow the group to derive the maximum benefit from its global network, sector spread and mix of continuous/syndicated and customised activities, which we believe to be unique within our industry. We will continue to invest in developments that position the group at the forefront of the industry and that should drive organic growth.

"We are targeting an operating margin in excess of 10 per cent in 2003, as we benefit from the actions taken in 2002, together with an ongoing focus on cost control and progress in business mix. With the current political and economic uncertainty, it is difficult to predict the group's outlook for the year as a whole. January saw a steady start to the year, with total committed orders ahead of 2002."

REVIEW OF OPERATING ACTIVITIES

TURNOVER

Reported turnover, including joint ventures, increased by 6.2 per cent to £618.9 million in 2002. Operating in a difficult worldwide market environment, the group achieved underlying improvement of 0.5 per cent. Acquisitions contributed 6.9 per cent of growth. Two items held back turnover: foreign currency translation, 0.8 per cent and discontinued operations 0.3 per cent. The following is a report on the regional and sector turnover performance.

REGIONAL PERFORMANCE

	Year to 31 December		Change	
	2002 £m	**2001 £m**	**Reported %**	**Underlying %**
UK	**125.4**	**132.5**	(5.3)	(6.2)
France	**109.3**	**107.5**	1.6	0.7
Rest of Europe	**178.9**	**167.1**	7.1	2.1
Total Europe	**413.6**	**407.1**	1.6	(0.9)
Americas	**150.4**	**130.7**	15.1	(1.2)
Asia Pacific	**54.9**	**44.9**	22.2	17.6
Total	**618.9**	**582.7**	6.2	0.5

UK

Turnover in the UK declined by 6.2 per cent on an underlying basis. The majority of this fall can be attributed to the termination of the BARB TV audience measurement contract at the end of 2001. The remainder occurred within the customised business, which was noticeably softer towards the end of the year. Despite difficult market conditions, the healthcare business in the UK continued to build on the success of 2001.

Within UK continuous and syndicated research, the consumer panel business had a good year. The household panel recorded some significant client wins and the success of the strategy of introducing new individuals panels was illustrated by good revenue growth. In the media sector, the acquisition of the broadcast division of BMC News was completed in April. This business has been integrated into TNS Media Intelligence and the anticipated cost synergies are being achieved.

France

Underlying growth of 0.7 per cent was recorded in France with a good performance in Consumer Panels, IT/Telecoms and Automotive. Towards the end of the year, the group won some significant contracts, particularly for multi-country business. However, growth levels were impacted by the termination of the NetValue internet panel contract at the end of 2001, which represented over four per cent of the country's turnover.

Rest of Europe

This region continued its record of steady progress. Growth in Germany was again ahead of the market, fuelled by an increase in tracking contracts in Healthcare and Business Services. There was evidence, however, of a slowdown in the German market during the second half. TNS' market-leading position across the Nordic countries was reinforced by the acquisition made in Sweden in July. The Russian business, acquired in 2001, has developed well, as local management takes full advantage of the benefits associated with being part of an international group. Markets in Southern Europe were generally slow during 2002 but the group performed well, particularly in Consumer Panels and Healthcare. In May, TNS entered the Greek market through a joint venture.

Americas

The group's position in the US was strengthened as strategically important acquisitions were made to reinforce both syndicated and customised activities. On an underlying basis, the US customised business grew by around four per cent, once again out-performing the market. This excellent performance was driven primarily by significant contract wins in the IT sector and the success of branded solutions. The integration of Greenfield Online has significantly improved the group's capabilities in internet data collection, which is becoming increasingly important in the US market. The acquisition in April of Elrick & Lavidge provided improved coverage of the important FMCG sector and the business has performed ahead of the group's expectations.

The weak US advertising market had an adverse impact on the group's US media intelligence business. This was compounded by the loss of some clients through company failure and mergers. As a result, TNS CMR reported a slight underlying decline for the year. 2002 was, however, an important year in terms of new product development and the strengthening of internet advertising tracking, through the acquisition of Evaliant. As the leading provider of strategic advertising and marketing communications information to advertising agencies, advertisers, broadcasters and publishers in the US, TNS CMR has a strong market position and should perform better as the advertising market begins to recover.

In Latin America, Consumer Panels grew in local currency. The custom businesses in Mexico and Argentina continued to be affected by the difficult economic environment but saw some improvement in the second half.

Asia Pacific

From its well-established position across Asia Pacific, the group again performed well, achieving underlying growth of 17.6 per cent. The joint venture operations in China continued to flourish, with good growth in custom, Media Intelligence and TV audience measurement, as well as Consumer Panels. Consumer Panels generally in Asia again achieved strong results and pan-regional coverage was extended as the new panel in Vietnam came on line. On a country basis, Korea, Taiwan and Thailand performed particularly well.

SECTOR PERFORMANCE

	Year to 31 December		Change	
	2002 £m	2001 £m	Reported %	Underlying %
Consumer	**187.8**	182.6	2.8	(0.8)
Media	**160.9**	152.3	5.6	(3.0)
Business services	**92.1**	85.7	7.4	1.2
IT/Telecoms	**69.8**	59.8	16.8	8.2
Healthcare	**47.3**	42.8	10.4	9.1
Other activities	**61.0**	59.5	2.7	(1.3)
Total	**618.9**	582.7	6.2	0.5

Consumer

Underlying performance was impacted by the loss of the NetValue contract, which represented about 2.5 per cent of the sector as a whole. In Europe, steady growth was achieved in Consumer Panels, with the addition of a number of new added-value products for existing panels and new services, such as mobile phone, entertainment and baby panels. The household panel in France benefited from an extension to its portfolio of services, while the focus on a global approach to data delivery continues to be an important development. There are on-going plans for the introduction of more new products and the further development of the sector's successful key account management strategy. With an increasing demand in Asia and Latin America for information about consumer behaviour, panels in these regions continue to grow. Coverage in both areas was extended during 2002, with a focus on the provision of pan-regional information and analysis. The group anticipates maintaining steady progress in this area of activity.

Overall, the consumer customised business performed better in the second half, with the exception of the UK, where clients deferred a number of projects into 2003. The strongest growth was in Asia Pacific and Latin America, mirroring the demand for information experienced by the Consumer Panel operations.

Demand for Consumer Panels is expected to grow but the performance of the customised business will be more dependent on the economic climate.

Media

The underlying sector decline of 3.0 per cent is due to the termination of the BARB contract at the end of 2001. Without this impact, the sector would have seen growth of 1.4 per cent. Media Intelligence services in general were affected by the continued weakness in advertising and public relations. Some growth was achieved in Europe and Asia, principally driven by good performances in Russia and China but this was held back by the decline in TNS CMR in the US. The foundations of this predominantly syndicated business, however, were reinforced during the year, both by acquisition and the introduction of new services.

The online advertising tracking division in the US was strengthened by the acquisition of Evaliant and now monitors advertising on over 2,000 internet sites. The further development of online services for the immediate delivery to clients of advertising expenditure and creative data has led to new business wins. In the UK, France and Spain, new web-based product offerings proved successful and are expected to provide growth going forward. News monitoring is also a focus in these markets, with the introduction of new analysis products. Recovery in the advertising and public relations markets will be the trigger for an upturn in this sector's turnover performance.

The performance of the television audience measurement sector was also supported by strong growth in Russia and China. The group's technology was used in retaining the Belgian contract and its diary service in Estonia was switched to Peoplemeters. These meters were also installed under a licence arrangement in the Dominican Republic and were introduced into a national service in Serbia. Early this year, the group won a five-year contract for radio and TV measurement in the Flemish-speaking areas of Belgium, in association with Arbitron, and its TAM contract in Israel was extended for a further four years.

Business services

The US and Germany continued to perform well in this sector. Significant reductions in research spend by the large professional services firms resulted in a disappointing outturn in the UK, while France saw a downturn in its corporate communication and image work. In the current economic climate, this sector will continue to be challenging in 2003.

IT/Telecoms

The group's ability to provide analysis of multi-national data and key account management in the IT sector have been the main drivers of the outstanding performance in this sector. TNS' recent appointment as the primary corporate research provider for IBM is a clear illustration of the success of this approach. The group is also benefiting from its ability to provide interactive solutions and the use of branded solutions in brand and advertising tracking and customer satisfaction studies.

Key account management has also proven successful in the Telecoms sector, with major international accounts being co-ordinated on a regional basis and a strong emphasis on transferring skills from one part of the network to another. The launch of two new syndicated services in Europe offers potential for the future. In the US however, the severe downturn in the telecoms market, combined with financial problems at two of its major clients, led to a further decrease in Indetec turnover. This business has now been brought under the management of TNS Intersearch, offering US clients a combined syndicated and custom TNS Telecoms service.

While the IT and Telecoms industries are still under pressure, the ongoing demand for information on consumer demand and behaviour is expected to continue.

Healthcare

TNS Healthcare has a very strong reputation in the market and continued to build on its excellent performance in 2001, improving by 9.1 per cent on an underlying basis. International business continued to grow, as the group won further new product development contracts. In the UK, the Omnimed survey among GPs has grown well, particularly benefiting from its internet data collection. The focus on development of new syndicated services has continued, particularly in the sales research area. The group is leveraging its healthcare expertise across the network, by introducing specialists into Asia and European countries where it has not had a local healthcare presence previously.

The US and French domestic business disappointed in the second half, as some sizeable studies conducted during that period in 2001 were not repeated and, with fewer new drug approvals in the US, the market appeared to slow. However, with its strong market position, the group expects to see growth in this sector during 2003.

FINANCIAL REVIEW

Operating profit and margin

Operating profit including joint ventures and before goodwill charges increased by 8.3 per cent to £59.8 million (2001 £55.2 million). Operating margin before goodwill charges improved from 9.5 per cent to 9.7 per cent, partly due to the improved mix of continuous/syndicated services to customised ad hoc, now 50:50 (2001 49:51). A review of the Indetec business in the US and Tellex in the UK resulted in impairments of £6.3 million to the carrying value of goodwill. Total goodwill charges for 2002 were £20.2 million (2001 £13.9 million), including the impairment of £6.3 million (2001 £4.9 million). Operating margin after goodwill charges was 6.4 per cent (2001 7.1 per cent) and operating profit including joint ventures was down by 4.1 per cent to £39.6 million (2001 £41.3 million).

Associates

Income from associates rose to £0.2 million (2001 £nil), due to improved performance in those companies. There has been no change in associate holdings.

Minority interests

Minority interests increased to £0.7 million (2001 £0.4 million) due to the improved profit performance in a number of subsidiaries, in particular the Russian media businesses. In addition, the 2002 results include a full year of the MDC group, which was acquired in March 2001.

Capital expenditure

Total capital expenditure for 2002 amounted to £16.2 million (2001 £20.0 million). The main category of asset expenditure was computer hardware and software, which includes work undertaken on web portals and the acquisition of palm pilot kits for use in consumer panels. Capital investment into the business continued at a similar rate to 2001, excluding the expenditure on major property improvements undertaken that year.

Cash flow and net debt

Net cash inflow from operating activities was £67.0 million (2001 £72.7 million). The movement in working capital is primarily due to an increase of 5.9 per cent in trade debtors, to £134.6 million (2001 £127.1 million), slightly below the rate of turnover growth. Net cash outflow from acquisitions and disposals was £19.4 million (2001 £85.2 million) and closing net debt reduced to £204.8 million (2001 £209.2 million).

Acquisitions

During 2002, the group's purchase of Svenska Gallup in Sweden completed its positioning as the leading market information company in the Nordic region. Its European operations were also reinforced by the establishment of a joint venture, TNS ICAP, in Greece. In the US, the acquisitions of Elrick & Lavidge and Greenfield Online strengthened the group's presence in the consumer sector and online research respectively. The purchase of Evaliant in the US and the broadcast division of BMC News in the UK added to the group's Media Intelligence offering in those countries.

ENDS

The results of the group are shown on the following pages.

GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Notes	2002 £m	2001 £m
Continuing activities		**601.9**	582.7
Acquisitions		**17.0**	-
Turnover		**618.9**	582.7
Less share of joint ventures		**(15.7)**	(7.6)
Turnover excluding joint ventures	2	**603.2**	575.1
Cost of sales		**(212.3)**	(206.0)
Gross profit		**390.9**	369.1
Administrative expenses		**(352.6)**	(328.6)
Operating profit			
Continuing activities (after goodwill charges of £18.6m, 2001 £13.7m)		**38.7**	40.5
Acquisitions (after goodwill charges of £1.0 m, 2001 £nil)		**(0.4)**	-
Operating profit before joint ventures and associates	2	**38.3**	40.5
Share of operating profit of joint ventures (after goodwill charges of £0.6m, 2001 £0.2m)		**1.3**	0.8
Operating profit including joint ventures before goodwill charges	2	**59.8**	55.2
Goodwill charges		**(20.2)**	(13.9)
Operating profit including joint ventures		**39.6**	41.3
Share of operating profit of associates		**0.2**	-
Profit on ordinary activities before interest and taxation		**39.8**	41.3
Interest receivable and similar income		**0.8**	0.6
Interest payable		**(11.3)**	(11.4)
Other finance charges		**(0.7)**	(0.9)
Profit on ordinary activities before taxation		**28.6**	29.6
Taxation on profit on ordinary activities		**(15.5)**	(13.3)
Profit on ordinary activities after taxation		**13.1**	16.3
Minority interests		**(0.7)**	(0.4)
Profit for the year		**12.4**	15.9
Dividends		**(10.0)**	(9.0)
Retained profit for the year		**2.4**	6.9
Adjusted earnings per share before goodwill charges	3	**8.6p**	8.0p
Basic earnings per share	3	**3.3p**	4.3p
Diluted earnings per share	3	**3.2p**	4.1p
Dividend per share		**2.6p**	2.4p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above, and their historical cost equivalents.

GROUP BALANCE SHEET

At 31 December

	2002 £m	2001 £m
Fixed assets		
Intangible assets	**178.6**	202.0
Tangible assets	**56.1**	58.3
Investments		
Share of gross assets of joint ventures	**22.3**	19.2
Share of gross liabilities of joint ventures	**(3.7)**	(2.1)
	18.6	17.1
Associates	**0.9**	0.7
Other investments	**8.3**	7.9
	27.8	25.7
	262.5	286.0
Current assets		
Stock	**28.8**	34.0
Debtors	**159.3**	144.4
Cash at bank and in hand	**35.6**	24.1
	223.7	202.5
Creditors: amounts falling due within one year	**(219.2)**	(192.6)
Net current assets	**4.5**	9.9
Total assets less current liabilities	**267.0**	295.9
Creditors: amounts falling due after more than one year	**(202.5)**	(220.6)
Provisions for liabilities and charges	**(23.6)**	(32.3)
Net assets	**40.9**	43.0
Capital and reserves		
Called up share capital	**19.6**	19.5
Share premium	**105.3**	102.7
Other reserves	**1.2**	0.9
Profit and loss account	**(90.5)**	(85.2)
Equity shareholders' funds	**35.6**	37.9
Minority interests	**5.3**	5.1
	40.9	43.0

GROUP CASH FLOW STATEMENT

For the year ended 31 December

	Note	2002 £m	2001 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities	4	**67.0**	72.7
Dividends from associated undertakings		**0.1**	0.1
Returns on investments and servicing of finance			
Interest received		**0.9**	0.5
Interest paid		**(10.7)**	(12.0)
Dividends paid to minority interests		**(0.4)**	-
Net cash outflow from returns on investments and servicing of finance		**(10.2)**	(11.5)
Taxation			
Taxation paid		**(15.3)**	(11.6)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(16.2)**	(19.8)
Purchase of intangible fixed assets		**-**	(0.2)
Purchase of investments		**(0.1)**	(0.1)
Purchase of own shares		**(2.2)**	-
Sale of tangible fixed assets		**1.0**	1.0
Net cash outflow from capital expenditure and financial investment		**(17.5)**	(19.1)
Acquisitions and disposals			
Purchase of subsidiary undertakings	4	**(5.9)**	(73.7)
Purchase of businesses	4	**(13.6)**	-
Net cash acquired with subsidiary undertakings and businesses	4	**0.2**	0.6
Purchase of joint ventures and associates		**(0.2)**	(12.1)
Sale of joint ventures		**0.1**	-
Net cash outflow from acquisitions and disposals		**(19.4)**	(85.2)
Dividends paid		**(9.5)**	(8.5)
Cash outflow before financing		**(4.8)**	(63.1)
Financing			
Proceeds on exercise of share options		**3.8**	4.8
Increase in debt		**12.5**	63.1
Increase in cash in the year	4	**11.5**	4.8

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2002 £m	2001 £m
Profit for the year	**12.4**	15.9
Amounts arising on the exercise of share options	**0.3**	0.5
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(7.3)**	(2.5)
Tax on gains/(losses) on foreign currency borrowings hedging foreign investments	**0.7**	(0.5)
Total recognised gains and losses relating to the year	**6.1**	13.4

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

For the year ended 31 December

	2002 £m	2001 £m
Profit for the year	**12.4**	15.9
Dividends	**(10.0)**	(9.0)
	2.4	6.9
Amounts deducted in respect of shares issued to a qualifying employee share ownership trust	**(1.1)**	(1.0)
Amounts arising on the exercise of share options	**0.3**	0.5
Share of former associates	**-**	(0.4)
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments (net of taxation)	**(6.6)**	(3.0)
New share capital issued (including share premium)	**2.7**	1.7
Net (reduction)/addition to equity shareholders' funds	**(2.3)**	4.7
Opening equity shareholders' funds	**37.9**	33.2
Closing equity shareholders' funds	**35.6**	37.9

NOTES TO THE PRELIMINARY STATEMENT

1. **Basis of accounting**

The financial statements have been prepared under the historic cost convention in accordance with applicable UK Accounting Standards.

2. **Geographical analysis**

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

Turnover	Continuing £m	Acquisitions £m	**2002 Total £m**	2001 Total £m
Sales by origin				
Europe				
- group	409.3	2.1	**411.4**	405.2
- joint ventures	2.2	-	**2.2**	1.9
Americas				
- group	133.9	14.9	**148.8**	128.7
- joint ventures	1.6	-	**1.6**	2.0
Asia Pacific				
- group	43.0	-	**43.0**	41.2
- joint ventures	11.9	-	**11.9**	3.7
Total	601.9	17.0	**618.9**	582.7
- group	586.2	17.0	**603.2**	575.1
- joint ventures	15.7	-	**15.7**	7.6
Sales by destination				
Europe				
- group	391.2	2.1	**393.3**	385.5
- joint ventures	2.2	-	**2.2**	1.9
Americas				
- group	150.9	14.9	**165.8**	147.7
- joint ventures	1.6	-	**1.6**	2.0
Asia Pacific				
- group	44.1	-	**44.1**	41.9
- joint ventures	11.9	-	**11.9**	3.7
Total	601.9	17.0	**618.9**	582.7
- group	586.2	17.0	**603.2**	575.1
- joint ventures	15.7	-	**15.7**	7.6

Intra-group turnover between geographic segments is not considered material.

NOTES TO THE PRELIMINARY STATEMENT

2. Geographical analysis (continued)

	Continuing £m	Acquisitions £m	**2002 Total £m**	2001 Total £m
Operating profit before goodwill charges				
Europe				
- group	40.6	(0.1)	**40.5**	38.9
- joint ventures	0.1	-	**0.1**	0.3
Americas				
- group	15.7	0.7	**16.4**	14.4
- joint ventures	-	-	**-**	0.1
Asia Pacific				
- group	1.0	-	**1.0**	0.9
- joint ventures	1.8	-	**1.8**	0.6
Total	59.2	0.6	**59.8**	55.2
- group	57.3	0.6	**57.9**	54.2
- joint ventures	1.9	-	**1.9**	1.0
Profit on ordinary activities before taxation				
Europe				
- group	32.8	(0.3)	**32.5**	34.0
- joint ventures	0.1	-	**0.1**	0.3
Americas				
- group	5.1	(0.1)	**5.0**	5.8
- joint ventures	(0.2)	-	**(0.2)**	-
Asia Pacific				
- group	0.8	-	**0.8**	0.7
- joint ventures	1.4	-	**1.4**	0.5
Operating profit including joint ventures	40.0	(0.4)	**39.6**	41.3
- group	38.7	(0.4)	**38.3**	40.5
- joint ventures	1.3	-	**1.3**	0.8
Income from interests in associated undertakings			**0.2**	-
Interest receivable			**0.8**	0.6
Interest payable and other finance charges			**(12.0)**	(12.3)
			28.6	29.6

NOTES TO THE PRELIMINARY STATEMENT

2. **Geographical analysis (continued)**

	2002 £m	2001 £m
Net assets		
Europe		
- group	**33.1**	29.9
- joint ventures	**0.4**	0.5
Americas		
- group	**2.9**	9.7
- joint ventures	**2.8**	2.8
Asia Pacific		
- group	**(0.9)**	(0.5)
- joint ventures	**15.4**	13.8
Net operating assets	**53.7**	56.2
- group	**35.1**	39.1
- joint ventures	**18.6**	17.1
Unallocated amounts:		
Current and deferred taxation	**(6.2)**	(7.1)
Dividends payable	**(6.6)**	(6.1)
Net assets	**40.9**	43.0

NOTES TO THE PRELIMINARY STATEMENT

3. Earnings per share

Basic earnings per share have been calculated on the profit after taxation and minority interests of £12.4m (2001 £15.9m) and on 380,639,215 shares (2001 373,724,213), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled.

The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding.

Shares held by the ESOP and the EBT which are under performance-based options are included in the diluted weighted average number of shares as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 386,581,928 (2001 383,693,389).

Adjusted earnings per share before goodwill charges have been calculated on the profit after taxation and minority interests of £32.6 m (2001 £29.8m), which excludes goodwill charges of £20.2m (2001 £13.9m) and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2002	2001
Weighted average number of shares (millions)		
Share capital	**390.4**	388.6
Shares held by ESOP	**(2.6)**	(3.3)
Shares held by EBT	**(7.2)**	(11.6)
Basic earnings per share denominator	**380.6**	373.7
Dilutive effect of share options	**6.0**	10.0
Dilutive earnings per share denominator	**386.6**	383.7

NOTES TO THE PRELIMINARY STATEMENT

4. **Consolidated statement of cash flow**

Reconciliation of operating profit to net cash inflow from operating activities

	2002 Total £m	2001 Total £m
Operating profit	**38.3**	40.5
Amortisation and impairment of intangible fixed assets	**20.0**	14.4
Depreciation of tangible fixed assets	**19.3**	18.4
Profit on sale of fixed assets	**(0.3)**	-
Decrease in stock - work-in-progress	**6.1**	6.7
(Increase) / decrease in debtors	**(12.5)**	6.0
(Decrease) in creditors	**(4.4)**	(14.6)
Increase in provisions	**0.5**	1.3
Net cash inflow from continuing operating activities	**67.0**	72.7

Reconciliation of net cash flow to movement in net debt

	2002 £m
Increase in cash in the year	**11.5**
Cash inflow from increase in debt	**(12.5)**
Change in net debt resulting from cashflows	**(1.0)**
Translation difference	**5.7**
Non-cash movement	**(0.3)**
Movement in net debt in the year	**4.4**
Net debt at 1 January 2002	**(209.2)**
Net debt at 31 December 2002	**(204.8)**

NOTES TO THE PRELIMINARY STATEMENT

4. Consolidated statement of cash flow (continued)

Analysis of net debt

	At 1 Jan 2002 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	**At 31 Dec 2002 £m**
Cash at bank and in hand	24.1	11.3	-	0.2	-	**35.6**
Loans repayable within 1 year	(17.6)	(9.5)	2.2	-	(15.9)	**(40.8)**
Loans repayable after more than 1 year	(215.4)	(3.3)	3.5	-	15.6	**(199.6)**
Obligations under finance leases	(0.3)	0.3	-	-	-	-
	(209.2)	(1.2)	5.7	0.2	(0.3)	**(204.8)**

The net non-cash movement represents the amortisation of arrangement fees.

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings and businesses

	2002 £m
Cash consideration	
Prior year acquisitions	**(2.1)**
2002 acquisitions	**(17.4)**
	(19.5)
Net cash acquired	**0.2**
Net cash outflow in respect of the purchase of subsidiary undertakings and businesses	**(19.3)**

NOTES TO THE PRELIMINARY STATEMENT

5. Financial information

The preliminary results were approved by the board on 10 March 2003. The financial information contained in this announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001, together with an unqualified auditors' report thereon, have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2002 have not yet been delivered to the Registrar of Companies. The group's annual report and accounts for 2002 will be delivered to shareholders in early April and will be filed with the Registrar of Companies, together with an unqualified auditors' report thereon, following the annual general meeting. It will be available electronically from the Investor Centre of the group's website at **www.tns-global.com** in early April.

Additional information

Subject to approval by shareholders at the annual general meeting on Wednesday 14 May 2003, the final dividend will be paid on 7 July 2003 to shareholders on the register on 23 May 2003.

Copies of this release are available from the Head of Investor Relations, Taylor Nelson Sofres plc, Westgate, London W5 1UA. Email: **Janis.Parks@tnsofres.com**. It can also be found in the Investor Centre of the group's website at **www.tns-global.com**.